IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW

19900 MACARTHUR BOULEVARD

SUITE 1150

IRVINE, CALIFORNIA 92612

TELEPHONE: (949) 660-7700

FACSIMILE: (949) 660-7799

May 13, 2016

FILED THROUGH EDGAR

Celeste M. Murphy, Esq.

Securities Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Chineseinvestors.com Form 10K/A for year ended May 31, 2015
File No. 000-54207, Inc. (“Company” or “Registrant”)

Dear Ms. Murphy:

This letter is in response to your comment letter dated April 12, 2016. The numbers in this letter correspond to your numbered comments. Your comments are reproduced in standard font and our responses are set off in italics.

Form 10-K for the Fiscal Year Ended May 31, 2015

Business

General Development of Business, page 1

1.	We note your response to comment 1. We reiterate our request that you provide additional information regarding the operation and scope of your “investor relations” services. Please provide detailed disclosure that clearly shows what precise services are provided by Chineseinvestors.com and what benefits are gained by your clients. It is unclear how revenue is generated from these services. In addition to your “investor relations” services, please also clearly define the scope of the following services that you reference in your annual report:

•       “Consulting services”

•       “Corporate support service”

•       “Corporate awareness”

•       “General stock support”

•       “Additional services within [our] current business channel”

•       “Investor Awareness service”

It is unclear the degree to which these services are standalone or partially overlap with other referenced services.

Celeste M. Murphy, Esq.

Securities Exchange Commission

May 13, 2016

1.	The registrant’s investor relations agreements typically obligate the registrant to provide translations of the client’s releases into English from Mandarin or from English into Mandarin, to feature advertisements about the client on the www.chinesefn.com website, and otherwise to assist the client in achieving its goals, which may be increasing the client’s stock price, increasing awareness of the clients and its stock or helping the client to move from pink sheets to an established public securities market. Not all of those goals are shared by every client. Promotions geared to the Chinese American market is the underlying common thread, generally in the form of advertisements on the chinesefn.com website. The six bullet points in comment 1 of your letter essentially describe the same set of services, efforts to increase awareness and knowledge of the client’s business and stock within the Chinese American community.

The registrant generally receives a fee consisting of cash and the client’s securities for its services. The securities clearly offer success incentives and align the interests of the registrant and the client.

2.	Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer

Purchases of Equity Securities, page 10

We note your response to comment 2. It appears that you have not included “a fuller description of the private placements of the Company’s securities over the last three years” as stated in your response to our comment. The disclosure that you reference as being in your financial statements also does not appear to have been included in your amended filing. Please include: 1.) the Item 701 description and 2.) the additional financial statement disclosure outlined in your response to our comment.

2.	During the third quarter, effective February 29, 2012, the Company issued 2,003,776 shares of preferred stock as Series A convertible preferred stock for total proceeds of $2,003,776, or $1 per share of Series A convertible preferred stock. The terms of the Series A convertible preferred stock allow the holder to convert each share of preferred stock into 1.25 shares of common stock at any time after nine months from the date of issuance. The holders of shares of preferred stock were entitled to receive a dividend of $0.06 per share per annum for the first two years from the issuance of the instruments.

The Company issued 1,885,000 shares of preferred stock as Series B convertible preferred stock for total proceeds of $1,885,000 or $1 per share of Series B convertible preferred stock. The terms of the Series B convertible preferred stock allow the holder to convert each share of preferred stock into 2.5 shares of common stock at any time after six months from the date of issuance. The holders of shares of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could convert. The holders of shares of preferred stock are entitled to receive a dividend of $0.06 per share per annum for the first two years from the issuance of the instruments.

In both cases net proceeds of the private placement of the convertible preferred stock were applied to general business purposes of the registrant and not to specific projects. The private placements of the Series A and Series B convertible preferred stock were conducted under the exemption afforded under Rule506(b).

The registrant has not used an underwriter to conduct the private placements or to sell its securities. The purchasers were accredited investors known to or familiar with Warren Wang, the registrant’s CEO.

Celeste M. Murphy, Esq.

Securities Exchange Commission

May 13, 2016

3.	Item 10. Directors, Executive Officers and Corporate Governance, page 14

We note your response to comment 3. It appears that you have not supplemented your disclosure to include the purchases made by Warren Wang (based upon the Forms 3, 4, and 5, that he has filed). Please advise or revise.

Part III, Item 10 of the Form 10-K/A No. 2 contained the following discussion of Mr. Wang’s purchases:

Of our directors and officers, only Warren Wang filed a Form 3,4 or 4 during fiscal 2015 to report a change in his beneficial ownership of our shares. During the year Mr. Wang timely reported purchasing a total of 7,000 shares of common stock on the exercise of compensatory options. There were no other changes in beneficial ownership by our directors or executive offices.

Please let us know if you believe that disclosure requires revision.

4.	Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 17

We note that your beneficial ownership table includes the percentages of common stock owned by your officers and directors both “before [an] offering” and “after [an] offering.” Please advise or revise.

Notes 4 and 5 to item 12 in the Form 10-K/A No. 2 already provide:

“4. The offering referred to above was the convertible preferred share offering which resulted in the Company selling 2,003,776 shares of preferred stock that could be converted into an additional 2,504,720 shares of common stock after all applicable restriction periods end.

“5.  In addition the company is in the process of an offerings of convertible preferred shares offering which has resulted in the Company selling 1,885,000 shares of Class B preferred stock that can be converted into an additional 4,241,250 shares of common stock after all applicable restriction periods end.”

Celeste M. Murphy, Esq.

Securities Exchange Commission

May 13, 2016

5.	Statements of Cash Flows, page F-6

Critical Accounting Policies and Estimates

Investments, available for sale, in affiliate, page F-9

We have considered your response to Comment 10 and note following from the Medicine Man Technologies, Inc. prospectus dated September 30, 2015:

•	Andrew Williams, Peter Williams and ChineseInvestors.com, Inc. are identified as Medicine Man Technologies’ “principal shareholders”;
•	Medicine Man Technologies discloses that its “principal shareholders have the ability to significantly influence or control matters requiring a shareholder vote and other shareholders may not have the ability to influence corporate transactions” [emphasis ours];
•	Identified members of the Williams family appear to own approximately 41.8% of Medicine Man Technologies’ common shares as of September 30, 2015;
•	“Mr. Roper was appointed [to the Board of Directors of Medicine Man Technologies] as a result of his activity as the primary author and founder of [Medicine Man’s] business” and because “(h)e has devoted over a year to learning the business metrics and develop cultivation experience” [emphasis ours];
•	Your Chief Operating Officer, Mr. Brett Roper, was the only employee and member of Medicine Man Technologies’ management team to “devote a substantial amount of time to (Medicine Man’s) business”;
•	Andrew Williams “devotes approximately 10% of his time to (Medicine Man’s) affairs”;
•	After serving together with Mr. Roper on your Board of Directors, as representatives of Hollingsworth LLC, as early as March 2002 and then since April 2010, your former interim CEO, Mr. James Toreson, was appointed in March 2015 to the Medicine Man Technologies Board of Directors after you acquired 2,800,000 common shares of Medicine Man Technologies. This was shortly before its initial filing of Form S-1 under the Securities Act; and
•	After serving as your Chief Financial Officer since July 2010, Mr. Dickman joined Medicine Man Technologies as its Chief Financial Officer in March 2016, and shortly before its initial filing of Form S-1 under the Securities Act.

It appears to us, based upon these facts and circumstances and your percentage ownership, you should account for your investment in Medicine Man Technologies under the equity method. Please revise you policy and restate your historical financial statements for all periods accordingly.

Celeste M. Murphy, Esq.

Securities Exchange Commission

May 13, 2016

After further consideration of your inquiries regarding Chineseinvestors.com’s (“CI”) accounting for Medicine Man Technologies (“MMT”), we have consolidated below the factors we assessed in determining whether we have significant control over MMT.

ASC 323-10-15-6: “Ability to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including the following:

a.	Representation on the board of directors
b.	Participation in policy-making processes
c.	Material intra-entity transactions
d.	Interchange of managerial personnel
e.	Technology dependency
f.	Extent of ownership by an investor in relation to the concentration of other shareholders (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor).”

We assessed the factors as follows:

a.	Mr. Brett Roper serves as MMT’s Chief Operating Officer, Secretary and is a director. Mr. Roper also holds the title of our Chief Operating Officer and is a Secretary on our board. Mr. Roper’s involvement with CI has been decreasing and we expect by the shareholder meeting in the fall of 2017, he will cease all involvement with CI. Mr. James Toreson, who sits on both boards, is a professional director, who sits on multiple boards and is intended to be independent from management of both companies, thus representing the shareholders as an independent. In this role, Mr. Toreson does not assert influence in favor of any particular entity, but rather focuses on what is best for the specific company.
b.	See discussion under ASC 323-10-15-10.
c.	There are no significant intra-entity transactions.
d.	As discussed in (a), Mr. Roper’s role with CI has and will continue to decrease, so we do not perceive that as significant shared personnel. Mr. Paul Dickman is a contract CFO, who focuses on oversight of the accounting and finance function, as well as SEC reporting. In this role for both MMT and CI, Mr. Dickman does not set operating and financial policies. See also our response to ASC 323-10-15-10.
e.	There is no technological dependency between MMT and CI.
f.	Mr. Andrew Williams and his family, which he represents, controls 56% of the voting stock of MMT. Additionally, he serves as the President, Chief Executive Officer and Chairman of the Board. Accordingly, Mr. Williams has the shareholder votes and the management role that allows him to operate autonomously of other board members and management.

Celeste M. Murphy, Esq.

Securities Exchange Commission

May 13, 2016

ASC 323-10-15-8: “An investment (direct or indirect) of 20 percent or more of the voting common stock of an investee shall lead to a presumption that in the absence of predominant evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20 percent of the voting stock of an investee shall lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated. The equity method shall not be applied to the investments described in this paragraph insofar as the limitations on the use of the equity method outlined in paragraph 323-10-25-2 would apply to investments other than those in subsidiaries.”

When we concluded that we no longer could exercise significant influence over operating and financial policies, we owned greater than 20% of MMT. However, as described elsewhere in this response, we believe that our association with individuals that served on the board and in management positions no longer provided us with significant influence.

ASC 323-10-15-10: “Evidence that an investor owning 20 percent or more of the voting stock of an investee may be unable to exercise significant influence over the investee’s operating and financial policies requires an evaluation of all the facts and circumstances relating to the investment. The presumption that the investor has the ability to exercise significant influence over the investee’s operating and financial policies stands until overcome by predominant evidence to the contrary. Indicators that an investor may be unable to exercise significant influence over the operating and financial policies of an investee include the following:

a.	Opposition by the investee, such as litigation or complaints to governmental regulatory authorities, challenges the investor’s ability to exercise significant influence.
b.	The investor and investee sign an agreement (such as a standstill agreement) under which the investor surrenders significant rights as a shareholder.
c.	Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.
d.	The investor needs or wants more financial information to apply the equity method than is available to the investee’s other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.
e.	The investor tries and fails to obtain representation on the investee’s board of directors.”

Generally speaking, when MMT was first created, CI executives were significantly involved – influencing initial policies and controlling daily operations of MMT. Once MMT’s business was established, the technologies developed and was ready to start generating revenue, CI executives transitioned to a purely advisory role. Mr. Williams assumed responsibility and control of operating and financial policies. This transition from CI executives having influence to Mr. Williams retaining all control led to our conclusion that CI no longer had the ability to exercise significant influence. While MMT is a publicly traded company, it is now operated and managed as a family-owned business.

Celeste M. Murphy, Esq.

Securities Exchange Commission

May 13, 2016

Additionally, there have been numerous instances where the majority ownership operated without regard of the views of CI; that is, criterion (c); for example:

•	MMT generates revenue by issuing licenses. Mr. Roper urged on multiple occasions that the best strategy was to only offer a maximum of four licenses in any given state. Mr. Williams wanted no limits in order to increase brand awareness. Mr. Williams’ decision is the direction taken by MMT, as they are now no limits on licenses issued.
•	Mr. Roper favors paying MMT’s officers a competitive annual salary. Mr. Williams prefers paying a nominal annual salary coupled with an annual stock grant. Mr. Williams’ decision is the approach taken by MMT.
•	Mr. Roper developed a business plan to add a new revenue stream from providing financial analysis to customers and vigorously proposed raising capital to support the new division. Mr. Williams did not want to dilute ownership through a capital raise, so the new revenue stream was never pursued.
•	Mr. Roper and Mr. Dickman wanted to change the customer fee structure to an ongoing royalty instead of a flat fee. Mr. Williams insisted MMT retain the flat fee structure.

ASC 323-10-15-11: “The list in the preceding paragraph is illustrative and is not all-inclusive. None of the individual circumstances is necessarily conclusive that the investor is unable to exercise significant influence over the investee’s operating and financial policies. However, if any of these or similar circumstances exists, an investor with ownership of 20 percent or more shall evaluate all facts and circumstances relating to the investment to reach a judgment about whether the presumption that the investor has the ability to exercise significant influence over the investee’s operating and financial policies is overcome. It may be necessary to evaluate the facts and circumstances for a period of time before reaching a judgment.”

Another factor we considered at the time of making the change from the equity method, was that we intended to liquidate our holding in MMT. To date, we have liquidated over one million shares, and are intending to fully liquidate our position as soon as possible. In other words, our change from equity method accounting to available for sale treatment mirrors our actual treatment of the shares in the marketplace.

As required by ASC 323-10-15-11, we evaluated all factors and indicators as to whether we continued to exercise significant control over MMT’s operating and financial policies. Based on the consideration of these factors and indicators, in management’s judgment as required by US GAAP, we concluded that we no longer had the ability to exercise significant influence over MMT. Accordingly, the equity method of accounting was no longer appropriate.

We submit that at this point we have fully complied with all of your requests and have fully laid out our analysis of the equity accounting issue.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

/s/ Michael E. Shaff

Michael E. Shaff

cc: Mr. Brett Roper

Mr. Paul Dickman